Exhibit 99.1

CooTek Announces First Quarter 2020 Unaudited Results

SHANGHAI, China, May 15, 2020 — CooTek (Cayman) Inc. (NYSE: CTK) (“CooTek” or the “Company”), a fast-growing global mobile internet company, today reported unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Highlights

•                      Net revenue was US$107.0 million, an increase of 167% from US$40.0 million during the same period last year.

•                      Gross profit was US$102.4 million, an increase of 181% from US$36.5 million during the same period last year.

•                      Gross profit margin was 95.7%, an increase of 4.5% year-over-year.

•                      Net loss was US$9.7 million, compared with net income US$0.2 million during the same period last year.

•                      Adjusted net loss1 (Non-GAAP) was US$8.8 million, compared with adjusted net income (Non-GAAP) of US$1.3 million during the same period last year.

•                      The Company’s portfolio products contributed approximately 98% of total revenues, with a focus on three main categories: online literature, scenario-base content apps, and casual games. Casual games accounted for approximately 32% of the Company’s total net revenues.

March 2020 Operational Highlights

•                      Average daily active users (“DAUs”) of the Company’s portfolio products2 were 25.2 million, an increase of 9% from 23.1 million in March 2019. Average DAUs of the Company’s casual games were 2.6 million, an increase of 100% from 1.3 million in December 2019.

•                      Monthly active users (“MAUs”) of the Company’s portfolio products were 89.2 million, an increase of 49% from 59.8 million in March 2019. MAUs of the Company’s casual games were 24.5 million, an increase of 136% from 10.4 million in December 2019.

•                      Average DAUs of TouchPal Smart Input were 136.5 million, a decrease of 6% from 145.9 million in March 2019.

•                      MAUs of TouchPal Smart Input were 178.8 million, a decrease of 7% from 192.3 million in March 2019

•                      Average DAUs of the Company’s global products3 were 161.7 million, a decrease of 4% from 169.0 million in March 2019.

•                      MAUs of the Company’s global products were 268.0 million, an increase of 6% from 252.1 million in March 2019.

“Our strong results this quarter once again exceeded our expectations,” commented Mr. Karl Zhang, CooTek’s Co-Founder and Chairman. “Revenue for the quarter exceeded our guidance of US$85 million by 26% and increased by 55% sequentially surpassing the US$100 million mark for the first time. Total MAUs of our content-rich portfolio of apps increased by nearly 20% sequentially to 89 million. This performance further demonstrates our ability to derive sophisticated user insights and drive growth . We aim to empower everyone to enjoy relevant content seamlessly and are confident in our ability to sustain high-growth momentum across all three content categories we are focused on: online literature, scenario-base content apps and casual games.”

(in millions)	Portfolio Products				TouchPal Smart Input
	Total		Including: Casual Games
	DAUs	MAUs	DAUs	MAUs	DAUs	MAUs
Mar’ 18	4.6	14.4	—	—	115.7	161.6
Jun’ 18	7.3	22.2	—	—	125.4	171.7
Sep’ 18	11.0	33.7	—	—	132.9	180.0
Dec’ 18	16.9	46.1	—	—	140.8	190.5
Mar’ 19	23.1	59.8	—	—	145.9	192.3
Jun’ 19	27.6	65.1	—	—	143.7	190.4
Sep’ 19	23.9	67.5	0.3	2.7	140.8	185.1
Dec’ 19	24.7	74.6	1.3	10.4	137.6	182.8
Mar’ 20	25.2	89.2	2.6	24.5	136.5	178.8

1  “Adjusted net income (loss)” (Non-GAAP) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation. For further information, please see “Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2  “portfolio products” is to the mobile applications that we develop and provide to our users and business partners, which exclude TouchPal Smart Input and TouchPal Phonebook.

3  “global products” is to the mobile applications that we develop and provide to our users and business partners, which excludes TouchPal Phonebook. TouchPal Phonebook targets the Chinese domestic market and is different from TouchPal Smart Input and portfolio products that are designed for the global market (including China).

First Quarter 2020 Financial Results

Net Revenues

(in US$ thousands, except percentage)	1Q 2020	4Q 2019	1Q 2019	QoQ % Change	YoY % Change

Mobile Advertising Revenue	106,423	68,465	39,377	55%	170%
Other Revenue	590	519	660	14%	(11)%
Total Net Revenues	107,013	68,984	40,037	55%	167%

Net revenues were US$107.0 million, an increase of 167% from US$40.0 million during the first quarter of 2019 and an increase of 55% from US$69.0 million last quarter. The increase was primarily due to an increase in mobile advertising revenue.

Mobile advertising revenue was US$106.4 million, an increase of 170% from US$39.4 million during the first quarter of 2019 and an increase of 55% from US$68.5 million last quarter.

Portfolio products accounted for approximately 98%, TouchPal Smart Input accounted for approximately 0.2% and TouchPal Phonebook accounted for approximately 1% of total net revenues. Our portfolio products focus on three categories: online literature, scenario-base content apps and casual games. Online literature and scenario-base content apps accounted for approximately 66%, and casual games accounted for approximately 32% of total net revenue.

Cost and Operating Expenses

	1Q 2020		4Q 2019		1Q 2019		QoQ %	YoY %
(in US$ thousands, except percentage)	US$	% of revenue	US$	% of revenue	US$	% of revenue	Change	change

Cost of revenues	4,582	4%	3,866	6%	3,541	8%	19%	29%
Sales and marketing	102,436	96%	63,495	92%	27,378	68%	61%	274%
Research and development	6,847	6%	5,738	8%	6,616	17%	19%	3%
General and administrative	3,301	3%	2,752	4%	2,344	6%	20%	41%
Other operating income, net	(390)	(0)%	(644)	(1)%	(68)	(0)%	(39)%	474%
Total Cost and Expenses	116,776	109%	75,207	109%	39,811	99%	55%	193%

Share-based compensation expenses by function
Cost of revenues	53	0.0%	26	0.0%	18	0.0%	104%	194%
Sales and marketing	48	0.0%	45	0.1%	59	0.1%	7%	(19)%
Research and development	481	0.4%	242	0.4%	918	2.3%	99%	(48)%
General and administrative	359	0.3%	133	0.2%	148	0.4%	170%	143%
Total share-based compensation expenses	941	0.9%	446	0.7%	1,143	2.9%	111%	(18)%

Cost of revenues was US$4.6 million, an increase of 29% from US$3.5 million during the same period last year, and an increase of 19% from US$3.9 million last quarter. The sequential and year-over-year increase was mainly due to an increase in operational and maintenance-related expenses associated with the Company’s expanding business, and partially offset by a decline in VoIP-related expenses.

Gross profit was US$102.4 million, an increase of 181% from US$36.5 million during the same period last year, and an increase of 57% from US$65.1 million last quarter. Gross profit margin was 95.7%, compared with 91.2% in the same period last year and 94.4% last quarter.

Sales and marketing expenses were US$102.4 million, an increase of 274% from US$27.4 million during the same period last year, and an increase of 61% from US$63.5 million last quarter. As a percentage of total revenue, sales and marketing expenses accounted for 96%, compared with 68% during the same period last year, and 92% last quarter. The sequential and year-over-year increases in sales and marketing expenses as a percentage of total net revenue was primarily due to increased investment in user acquisition that was in line with the Company’s expanding business.

Research and development expenses were US$6.8 million, an increase of 3% from US$6.6 million during the same period last year and an increase of 19% from US$5.7 million last quarter. The sequential increase was primarily due to an increase in costs associated with technology R&D staff and share-based compensation expenses. As a percentage of total net revenue, research and development expenses accounted for 6%, compared with 17% during the same period last year and 8% last quarter.

General and administrative expenses were US$3.3 million, an increase of 41% from US$2.3 million during the same period last year and an increase of 20% from US$2.8 million last quarter. The sequential increases were mainly due to a reversal of bad debt provision of US$0.6 million during the fourth quarter of 2019. The year-over-year increase was mainly due to a rise in costs associated with G&A staff and share-based compensation expenses. As a percentage of total net revenue, general and administrative expenses accounted for 3%, compared with 6% during the same period last year and 4% last quarter.

Other operating income, net was US$0.4 million, compared with other operating income, net US$0.07 million during the same period last year and other operating income, net US$0.6 million last quarter.

Impairment loss of investments was nil, compared with nil during the same period last year and US$0.5 million last quarter. Considering a deterioration in the investee’s financial performance and the uncertainty of its ability to generate sufficient cash flow to operate, the Company decided to make a full provision of US$0.5 million in the fourth quarter of 2019.

Net loss was US$9.7 million, compared with net income of US$0.2 million during the same period last year and a net loss of US$6.6 million last quarter.

Adjusted net loss was US$8.8 million, compared with adjusted net income of US$1.3 million in the same period last year and adjusted net loss of US$6.2 million last quarter. The sequential increase of the adjusted net loss was mainly due to increased investments in user acquisition.

In US$ thousands, except percentage	1Q 2020	4Q 2019	1Q 2019	QoQ % Change	YoY % change

Net (loss) income	(9,738)	(6,646)	172	47%	(5,762)%
Add: Share-based Compensation related to share options and restricted share units	941	446	1,143	111%	(18)%
Adjusted Net (Loss) Income (Non-GAAP)	(8,797)	(6,200)	1,315	42%	(769)%

Basic and diluted net loss per ADS were US$0.16 and US$0.16, and basic and diluted Adjusted net loss (Non-GAAP) per ADS were US$0.14 and US$0.14.

Balance Sheet and Cash Flows

As of March 31, 2020, cash, cash equivalents and restricted cash were US$70.0 million, compared with US$60.0 million as of December 31, 2019.

Net cash inflow from operating activities during the first quarter of 2020 was US$15.0 million, compared with net cash outflow from operating activities of US$3.3 million for the same period in 2019 and net cash inflow from operating activities of US$3.2 million during the last quarter. Cash inflow from operating activities during the first quarter of 2020 was mainly due to working capital utilization improvements and was partially offset by a loss from operations.

Share Repurchase Plan

On November 20, 2019, the Company announced a new share repurchase program (the “2019 Program”) whereby the Company is authorized to repurchase its class A ordinary shares in the form of ADSs with an aggregate value of up to US$6 million during the 6-month period starting from November 20, 2019. As of March 31, 2020, the Company had used an aggregate of US$5.1 million to repurchase 0.9 million ADSs under the 2019 Program and recorded as treasury stock.

The Company will early terminate the 2019 Program on May 18, 2020, and take effect a new share repurchase program on the same day. In the new share repurchase program, the Company is authorized to repurchase its class A ordinary shares in the form of American depository shares with an aggregate value of up to US$20 million during the 12-month period starting from May 18, 2020. The Company expects to fund the repurchases under this program with its existing cash balance.

“We announce a new share repurchase program which reflects our confidence in the long-term growth and the value of our business” commented Mr. Karl Zhang, CooTek co-founder and Chairman.

Effects of COVID-19

The outbreak of COVID-19 could cause the Company’s advertising and marketing customers to reduce their advertising budgets because these customers experienced various degrees of temporary shutdowns in the first quarter of 2020. In addition, while CooTek has resumed its operations, the extent of the disruption and the related impact on its financial results and business outlook depends on the future developments of the global pandemic.

As of March 31, 2020, CooTek had US$70.0 million in cash, cash equivalents, and restricted cash. Cash and cash equivalents primarily consist of cash on hand, demand deposits and short-term floating rate financial instruments which can be freely withdrawn or used and have original maturities of three months or less when purchased. Restricted cash consists of bank deposits used to guarantee payment processing services provided by banks. The Company believes this level of liquidity is sufficient to navigate an extended period of uncertainty.

Business Outlook

For the second quarter of 2020, CooTek expects total revenue to be around US$120 million, representing a year-over-year increase of around 219%. This outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations, which are subject to change in light of various uncertainties, including those related to the ongoing COVID-19 pandemic.

Conference Call and Webcast

CooTek’s management team will host a conference call at 8:00 AM U.S. Eastern Time on Friday, May 15, 2020 (8:00 PM Beijing Time on the same day), following the results announcement.

The dial-in details for the live conference call are:

United States: 1-888-346-8982

Hong Kong: 800-905-945

Mainland China: 4001-201-203

International: 1-412-902-4272

Please dial in 15 minutes before the call is scheduled to begin. When prompted, ask to be connected to the CooTek (Cayman) Inc. call.

A live webcast and archive of the conference call will be available on the Investor Relations section of CooTek’s website at https://ir.cootek.com/.

About CooTek (Cayman) Inc.

CooTek is a fast-growing mobile internet company with a global vision, offering mobile applications. Our mission is to empower everyone to enjoy relevant content seamlessly. The Company’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users. CooTek has developed and brought to market content-rich mobile applications, focusing on three categories: online literature, scenario-base content apps and casual games.

Non-GAAP Financial Measure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), the Company uses non-GAAP financial measure of adjusted net (loss) income that is adjusted from results based on GAAP to exclude the impact of share-based compensation, and Adjusted EBITDA that is net (loss) income excluding interest income and expense, income taxes, depreciation, and share-based compensation. The measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

The Company believes that the non-GAAP measure help identify underlying financial and business trends relating to the Company’s results of operations that could otherwise be distorted by the effect of certain expenses that the Company include in (loss) income from operations and net (loss) income. By making the Company’s financial results comparable period over period, the Company believes adjusted net (loss) income and Adjusted EBITDA provides useful information to better understand the Company’s historical business operations and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision-making. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from the non-GAAP measure. The table at the bottom of this press release includes details on the reconciliation between GAAP financial measure that is most directly comparable to the non-GAAP financial measure the Company has presented.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; relevant government policies and regulations relating to the industry and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For investor enquiries, please contact:

CooTek (Cayman) Inc.

Jacky Lin

Email: IR@cootek.com

Christensen
In China
Mr. Christian Arnell
+86-10-5900-1548
carnell@christensenir.com

In US
Ms. Linda Bergkamp
+1-480-614-3004
lbergkamp@christensenir.com

CooTek (Cayman) INC.

Unaudited Condensed Consolidated Statement of Operations

(in thousands, except for share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2019	2020
	US$	US$	US$

Net revenues	40,037	68,984	107,013
Cost of revenues	(3,541)	(3,866)	(4,582)
Gross Profit	36,496	65,118	102,431
Operating expenses:
Sales and marketing expenses	(27,378)	(63,495)	(102,436)
Research and development expenses	(6,616)	(5,738)	(6,847)
General and administrative expenses	(2,344)	(2,752)	(3,301)
Other operating income, net	68	644	390
Total operating expenses	(36,270)	(71,341)	(112,194)
Income (loss) from operations	226	(6,223)	(9,763)
Impairment loss of investments	—	(500)	—
Interest income, net	362	55	23
Foreign exchange (loss) gain	(416)	22	2
Income (loss) before income taxes	172	(6,646)	(9,738)
Income tax expense	—	—	—
Net income (loss)	172	(6,646)	(9,738)
Net income (loss) per ordinary share
Basic	0.00005	(0.002)	(0.003)
Diluted	0.00005	(0.002)	(0.003)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	3,181,144,897	3,129,987,962	3,104,677,914
Diluted	3,310,299,485	3,129,987,962	3,104,677,914
Non-GAAP Financial Data
Adjusted Net Income (Loss)	1,315	(6,200)	(8,797)
Adjusted EBITDA	1,422	(5,346)	(8,068)

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except for share and per share data)

	As of
	December 31, 2019	March 31, 2020
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	59,906	69,966
Restricted cash	60	60
Short-term investment	572	571
Accounts receivable, net of allowance for doubtful accounts of $1,774 as of December 31, 2019 and $1,931 as of March 31, 2020, respectively	27,255	36,537
Prepaid expenses and other current assets	7,848	8,191
Total current assets	95,641	115,325
Property and equipment, net	5,669	5,573
Intangible assets, net	268	308
Other non-current assets	259	304
TOTAL ASSETS	101,837	121,510
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	37,878	66,441
Short-term bank borrowings	9,013	8,923
Accrued salary and benefits	5,598	3,549
Accrued expenses and other current liabilities	5,956	7,146
Deferred revenue	3,888	8,410
Total current liabilities	62,333	94,469
Other non-current liabilities	596	562
TOTAL LIABILITIES	62,929	95,031

Unaudited Condensed Consolidated Balance Sheets (continued):

(in thousands, except for share and per share data)

	As of
	December 31, 2019	March 31, 2020
	US$	US$

Shareholders’ Equity:
Ordinary shares	31	31
Treasury Stock	(1,064)	(5,081)
Additional paid-in capital	194,972	196,076
Accumulated deficit	(153,598)	(163,336)
Accumulated other comprehensive loss	(1,433)	(1,211)
Total Shareholders’ Equity	38,908	26,479
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	101,837	121,510

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands, except for share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2019	2020
	US$	US$	US$

Net cash (used in) provided by operating activities	(3,334)	3,237	14,960
Net cash used in investing activities	(524)	(1,235)	(769)
Net cash (used in) provided by financing activities	(4,049)	1,436	(3,854)
Net (decrease) increase in cash and cash equivalents	(7,907)	3,438	10,337
Cash, cash equivalents, and restricted cash at beginning of period	84,860	56,270	59,966
Effect of exchange rate changes on cash and cash equivalents	330	258	(277)
Cash, cash equivalents, and restricted cash at end of period	77,283	59,966	70,026

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2019	2020
	US$	US$	US$

Net income (loss)	172	(6,646)	(9,738)
Add:
Share-based compensation related to share options and restricted share units	1,143	446	941
Adjusted Net Income (Loss) (Non-GAAP)*	1,315	(6,200)	(8,797)
Add:
Interest income, net	(362)	(55)	(23)
Income taxes	—	—	—
Depreciation	469	909	752
Adjusted EBITDA (Non-GAAP)*	1,422	(5,346)	(8,068)

* The tax impact to the non-GAAP adjustments is zero.